082-04741

RECEIVED
2009 MAY 18 A 2:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

09046185

12-31-08
AR/S

SULTAN MINERALS INC.
(an exploration stage company)
FINANCIAL STATEMENTS
DECEMBER 31, 2008 and 2007

MORGAN & COMPANY
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of
Sultan Minerals Inc.

We have audited the balance sheets of Sultan Minerals Inc. as at December 31, 2008 and 2007 and the statements of operations and deficit, comprehensive loss, shareholders' equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
April 16, 2009

"Morgan & Company"
Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF
jhi

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

SULTAN MINERALS INC.

(an exploration stage company)
Balance Sheets
As at December 31, 2008 and 2007

	December 31, 2008	December 31, 2007
Assets		
Current assets		
Cash and cash equivalents	$ 408,375	$ 1,022,700
Short-term investments	1,495,695	3,095,000
Accounts receivable	29,578	140,579
Due from related parties (Note 9)	171,468	75,036
Prepaid expenses	23,326	28,376
	2,128,442	4,361,691
Mineral property interests (see schedule) (Notes 4 and 14)	8,756,364	7,120,104
Investments (Note 5)	705	2,896
Equipment (Note 6)	30,356	49,022
Reclamation deposits	22,170	23,220
	$ 10,938,037	$ 11,556,933
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 140,384	$ 183,298
Due to related parties (Note 9)	--	420
Current portion of long-term debt	85,000	53,000
	225,384	236,718
Long-term debt (Note 7)	--	44,000
Total liabilities	225,384	280,718
Shareholders' equity		
Share capital (Note 8)	22,027,355	22,050,752
Warrants (Note 8)	582,974	1,166,158
Contributed surplus	2,374,613	1,297,390
Deficit	(14,269,080)	(13,237,067)
Accumulated other comprehensive loss	(3,209)	(1,018)
	10,712,653	11,276,215
	$ 10,938,037	$ 11,556,933

Commitments (Note 4 (d))

See accompanying notes to financial statements.

Approved by the Directors

"Arthur G. Troup"
Arthur G. Troup

"Sargent H. Berner"
Sargent H. Berner

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Operations and Deficit
Years ended December 31, 2008 and 2007

	Years ended December 31, 2008	2007
Expenses		
Amortization	$ 1,711	$ 2,020
Debt finance adjustment (Note 7)	18,000	(14,000)
Legal, accounting and audit	35,719	56,428
Management and consulting fees (Note 9)	57,750	45,000
Office and administration	136,056	94,339
Salaries and benefits	295,897	221,429
Shareholder communications	352,205	263,175
Stock-based compensation	476,653	677,726
Travel and conferences	49,517	34,400
Loss before the following	1,423,508	1,380,517
Property investigations	1,418	4,352
Write-down of mineral property interests (Notes 4 (c) and 14)	82,809	92,736
Interest and other income	(90,235)	(141,173)
Loss before income taxes	(1,417,500)	(1,336,432)
Income tax recovery (expense) – current	--	--
– future income taxes	385,487	68,172
	385,487	68,172
Loss for the year	(1,032,013)	(1,268,260)
Deficit, beginning of year	(13,237,067)	(11,968,807)
Deficit, end of year	$ (14,269,080)	$ (13,237,067)
Loss per share, basic and diluted	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding – basic and diluted	101,626,050	86,200,248
Number of common shares issued and outstanding, end of year	101,950,868	100,226,518

Statements of Comprehensive Loss

	Years ended December 31, 2008	2007
Loss for the year before other comprehensive loss	$ (1,032,013)	$ (1,268,260)
Unrealized losses on investments	(2,191)	(1,487)
Comprehensive loss	$ (1,034,204)	$ (1,269,747)

See accompanying notes to financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Shareholders' Equity
Years ended December 31, 2008 and 2007

	Common Shares Without Par Value						
	Shares	Amount	Warrants	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders' Equity
Balance, December 31, 2006	62,439,384	$ 15,575,946	$ 182,985	$ 630,278	$ --	$ (11,968,807)	$ 4,420,402
Issued for cash							
Private placement at $0.16, less share issue costs	9,375,000	920,314	405,032	--	--	--	1,325,346
Private placement at $0.22, less share issue costs	16,523,864	2,830,715	511,895	--	--	--	3,342,610
Private placement at $0.35 less share issue costs	3,803,000	966,150	253,388	--	--	--	1,219,538
Stock options exercised	1,099,750	239,426	--	(92,838)	--	--	146,588
Warrants exercised	4,866,229	1,044,539	(65,267)	--	--	--	979,272
Agent's warrants exercised	1,722,625	424,901	(121,875)	--	--	--	303,026
Issued for mineral property interests and other							
Surface rights – Jersey-Emerald property	380,000	109,850	--	--	--	--	109,850
Stephens Lake – Trout	16,666	7,083	--	--	--	--	7,083
Income tax effect of renunciation of flow-through expenditures	--	(68,172)	--	--	--	--	(68,172)
Stock-based compensation	--	--	--	759,950	--	--	759,950
Transition adjustment to opening balance	--	--	--	--	469	--	469
Unrealized losses on investments for the year	--	--	--	--	(1,487)	--	(1,487)
Loss for the year	--	--	--	--	--	(1,268,260)	(1,268,260)
Balance, December 31, 2007	100,226,518	22,050,752	1,166,158	1,297,390	(1,018)	(13,237,067)	11,276,215
Issued for cash							
Warrants exercised	1,341,500	267,362	(39,305)	--	--	--	228,057
Agent's warrants exercised	14,100	3,152	(1,225)	--	--	--	1,927
Stock options exercised	168,750	35,472	--	(13,534)	--	--	21,938
Issued for mineral property interests and other							
Income tax effect of renunciation of flow-through expenditures	--	(359,383)	--	--	--	--	(359,383)
Surface rights – Jersey-Emerald property	200,000	30,000	--	--	--	--	30,000
Stock-based compensation	--	--	--	548,103	--	--	548,103
Unrealized losses on investments for the year	--	--	--	--	(2,191)	--	(2,191)
Warrants expired, unexercised	--	--	(542,654)	542,654	--	--	--
Loss for the year	--	--	--	--	--	(1,032,013)	(1,032,013)
Balance, December 31, 2008	101,950,868	$ 22,027,355	$ 582,974	$ 2,374,613	$ (3,209)	$ (14,269,080)	$ 10,712,653

See accompanying notes to financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Cash Flows
Years ended December 31, 2008 and 2007

	Years ended December 31, 2008	2007
Cash provided by (used for)		
Operations		
Loss for the year	$ (1,032,013)	$ (1,268,260)
Items not involving cash		
Amortization	1,711	2,020
Debt financing adjustment	18,000	(14,000)
Stock-based compensation	476,653	677,726
Recovery of future income taxes	(385,487)	(68,172)
Write-down of mineral property interests	82,809	92,736
Changes in non-cash operating working capital		
Accounts receivable	111,001	(113,397)
Due to/from related parties	(96,852)	(23,241)
Prepaid expenses	5,050	(19,514)
Accounts payable and accrued liabilities	9,834	31,484
	(809,294)	(702,618)
Investing		
Mineral property interests		
Acquisition costs	(29,547)	(106,385)
Exploration and development costs	(1,616,489)	(2,497,008)
Redemption (purchase) of short-term investments	1,599,305	(2,982,000)
Reclamation deposits	1,050	14,886
Equipment	(11,271)	(50,144)
	(56,952)	(5,620,651)
Financing		
Common shares issued for cash, net of share issue costs	251,921	7,314,150
(Decrease) increase in cash and cash equivalents during the year	(614,325)	990,881
Cash and cash equivalents, beginning of year	1,022,700	31,819
Cash and cash equivalents, end of year	$ 408,375	$ 1,022,700
Supplemental information		
Stock-based compensation capitalized to mineral properties	$ 97,553	$ 82,224
Shares issued for mineral property interests	30,000	116,933
Non-cash share issue costs	47,023	177,271

See accompanying notes to financial statements.

1. Nature of operations

Sultan Minerals Inc. (the "Company") is incorporated under the British Columbia Business Corporations Act, and its principal business activity is the exploration and development of mineral properties in Canada. The Company has not determined whether its mineral property interests contain mineral reserves that are economically recoverable.

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern. As disclosed in the financial statements, the Company has working capital, as at December 31, 2008, of $1,903,058 (December 31, 2007 – $4,124,973) and an accumulated deficit of $14,269,080 (December 31, 2007 – $13,237,067). Working capital is defined as current assets less current liabilities.

The Company has capitalized $8,756,364 (December 31, 2007 - $7,120,104) in acquisition and related costs on the Kena property and the Jersey and Emerald properties.

As a junior resource company, the Company's ability to continue as a going concern is contingent on its ability to obtain additional financing. The current financial equity market conditions, the challenging funding environment and the low price of the Company's common shares make it difficult to raise funds by private placements of shares. The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment. There is no assurance that the Company will be successful with any financing ventures. It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration of its mineral property interests. The Company has sufficient working capital to conduct its operations for the next fiscal year.

The financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. Recoverability of the amounts shown for mineral properties is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

2. Significant accounting policies

(a) Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

(b) Cash and cash equivalents

Cash and cash equivalents include cash and short-term money market investments that are readily convertible to cash with original maturities of 90 days or less from the original date of acquisition. Interest from cash and cash equivalents is recorded on an accrual basis. The Company has designated cash and cash equivalents as held-for-trading. All gains and losses are included in the statement of operations in the period in which they arise.

(c) Short-term investments

Short-term investments are classified as held-for-trading and recorded at fair value with realized and unrealized gains and losses reported in the statement of operations. Their original maturity dates range from 91 days to 1 year from acquisition. All gains and losses are included in the statement of operations in the period in which they arise.

(d) Marketable securities

Marketable securities are classified as available-for-sale and are carried at quoted market value, where applicable, or at an estimate of fair value. Changes in fair values of available-for-sale financial assets are reflected in other comprehensive income, net of applicable future income taxes. Realized gains and losses are included in the statement of operations in the period in which they occur.

(e) Mineral property interests

Mineral property acquisition costs and exploration and development costs are recorded at cost. When shares are issued as part of mineral property costs, they are valued at the closing share price on the date of issuance. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded in the accounts upon payment. Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests pursuant to the terms of the agreement.

Option payments received are treated as a reduction of the carrying value of the related mineral property until the Company's option and/or royalty payments received are in excess of costs incurred and then are credited to operations.

Mineral property costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated useful life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse, abandoned or determined to be impaired.

2. Significant accounting policies (continued)

(e) Mineral property interests (continued)

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company when all terms of agreements have been met, there can be no assurance that such title will ultimately be secured.

(f) Impairment of long-lived assets

A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Impairment determinations are based on management's estimates of undiscounted and discounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which the determination of impairment is made by management.

Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting period bases using management's fair value determinations of estimated recoverable value.

(g) Government assistance and tax credits

Any federal or provincial tax credits received by the Company, with respect to exploration or development work conducted on any of its properties, are credited as a reduction to the carrying costs of the property to which the credits related. Until such time that there is significant certainty with regard to collections and assessments, the Company will record any recovered tax credits at the time of receipt. No gain or loss is realized during the exploration stage until all carrying costs of the specific interest have been offset.

(h) Investments

Investments other than derivatives are classified as available-for-sale, and are carried at quoted market value, where applicable, or at an estimate of fair value. Resulting unrealized gains net of applicable future income taxes, or losses, are reflected in other comprehensive income while realized gains, net of income taxes, or losses are included in the statement of operations.

(i) Equipment and amortization

Equipment is recorded at cost. Amortization is recorded using a straight-line method based on the estimated future lives of the assets at rates ranging from two to five years.

2. Significant accounting policies (continued)

(j) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Potential future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(k) Translation of foreign currencies

Balances denominated in currencies other than the Canadian dollar are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at the rate of exchange in effect at the period end. Monetary assets and liabilities are translated at the rate of exchange at the balance sheet date, non-monetary assets and related amortization at applicable historical rates and revenue and expense items at the average rate of exchange prevailing on transaction dates. Exchange gains or losses are included in income or loss for the year.

(l) Asset retirement obligations

Asset retirement obligations are recognized when a legal obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded, the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time, the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

It is reasonably possible that the Company's estimates of its ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates. The effect of changes in estimated costs is recognized on a prospective basis. Currently, the Company's projects are under option and at an exploration stage, and accordingly, no such obligations have arisen.

(m) Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted price on the stock exchange on the date the shares are issued.

2. Significant accounting policies (continued)

(n) Loss per common share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year. Dilutive earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.

(o) Stock-options and warrants

The Company accounts for stock options and warrants at fair value pursuant to CICA Handbook section 3870, which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Compensation expense for options granted to employees is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and development costs for grants to individuals working directly on advanced mineral projects or to exploration costs on projects in the exploration stage. Warrants issued are recorded at estimated fair values using the Black-Scholes option pricing model. For non-employees, the fair value of the options are measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. If and when the stock options or warrants are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

(p) Flow-through shares

Under the Canadian Income Tax Act, an enterprise may issue securities referred to as flow-through shares. These instruments permit the enterprise to renounce, or transfer to the investor the tax deductions associated with an equal value of qualifying resource expenditures. In accordance with CICA Handbook Section 3465 – *Income Taxes*, and Emerging Issues Committee Abstract 146 – *Flow-through shares*, the Company records a future income tax ("FIT") liability on the date that the Company files the renouncement documents with the tax authorities, provided that there is reasonable assurance that the expenditures will be made. At the time of recognition of the FIT liability, an offsetting reduction to share capital is made. In instances where the Company has sufficient unrecognized FIT assets to offset the FIT liability, the Company records an FIT recovery in its statement of operations, relating to previously unrecognized future income tax assets.

(q) Income statement presentation of a tax loss carryforward

CICA handbook EIC-172 "Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain in Other Comprehensive Income" provides guidance on whether the tax benefit from the recognition of previously unrecognized tax loss carryforwards consequent to the recording of the unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, should be recognized in the net income or in the other comprehensive income. This abstract should be applied retrospectively, with restatement of prior periods from January 1, 2007, the date of adoption of CICA Handbook section 3855, "Financial Instruments – Recognition and Measurement". The adoption of this standard did not have a material impact on the financial statements.

2. Significant accounting policies (continued)

(r) New standards adopted by the Company effective January 1, 2007

The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments. These new standards were adopted on a retroactive basis with no restatement of prior period financial statements.

(a) Section 3855 – Financial instruments – recognition and measurement

This standard sets out criteria for the recognition and measurement of financial instruments and requires all financial instruments within its scope, including derivatives, to be included on a Company's balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are recognized in the statements of operations and comprehensive income (loss).

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company's outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007, have been recognized by adjusting opening accumulated other comprehensive income (loss). Prior period financial statements have not been restated.

All financial instruments are classified into one of the following categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

- Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in the statement of operations. The Company has designated receivables as loans and receivables; accounts payable and accrued liabilities as other financial liabilities.

- Available-for-sale financial assets are measured at fair value. Changes in fair values of available-for-sale financial assets are included in other comprehensive income (loss) until the gain or loss is recognized in the statement of operations when the asset is sold or deemed to be permanently impaired. The Company has designated investments as available-for-sale.

- Held-for-trading financial instruments are measured at fair value. All gains and losses are included in the statement of operations in the period in which they arise. The Company has designated cash and cash equivalents and short term investments as held-for-trading.

(b) Section 3865 – Hedges

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. At December 31, 2007 and 2008, the Company did not have any hedges.

2. Significant accounting policies (continued)

(r) New standards adopted by the Company effective January 1, 2007 (continued)

(c) Section 1530 – Comprehensive income (loss)

Comprehensive income (loss) is the change in the Company's net assets that results from transactions, events, and circumstances from other than the Company's shareholders. This standard requires certain gains and losses that would otherwise be recorded as part of net loss to be presented in other "comprehensive loss" until it is considered appropriate to recognize into net loss. This standard requires the presentation of comprehensive loss, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accumulated other comprehensive loss is presented as a new category in shareholders' equity. At January 1, 2007, the Company determined that adopting these new standards would result in the addition of a new component of shareholders' equity – *accumulated other comprehensive income.* The transition adjustment of $469 represents the initial net unrealized gain on investments and marketable securities, classified as available-for-sale on January 1, 2007.

(d) Section 1506 – Accounting changes

This standard revises the current standards on changes in accounting policy, estimates or errors as follows: voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information; changes in accounting policy are to be recorded retrospectively unless doing so is impracticable; changes in estimates are to be recorded prospectively; and prior period adjustments are to be corrected retrospectively. In addition, this standard calls for enhanced disclosure about the effects of changes in accounting policies, estimates and errors on the financial statements. The adoption of this standard had no effect on the financial statements presented.

(e) Section 1535 – capital disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual periods beginning on January 1, 2008.

(f) Financial instruments – disclosure and presentation (Section 3862 and 3863)

These standards replace CICA Handbook Section 3861, "Financial Instruments – Disclosure and Presentation". They expand current disclosure requirements in order to enable users of financial statements to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures relating to fair value. In addition, disclosure is required of qualitative and quantitative information regarding exposure to risks arising from financial instruments, including specified minimum disclosures of credit risk, liquidity risk and market risk. The quantitative disclosures must provide information on the extent to which the entity is exposed to risk, based on information provided internally to the entity's key management personnel. The Company expects that its financial statements disclosures will be expanded to incorporate the new additional requirements.

3. Accounting standards issued but not yet effective

(a) Goodwill and intangible assets

In February 2008, the CICA issued Handbook Section 3064, "Goodwill and Intangible Assets", replacing Section 3062, "Goodwill and Intangible Assets", and Section 3450, "Research and Development Costs". This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new section is effective for the Company on January 1, 2009. The Company has no goodwill or intangible assets as of December 31, 2008.

(b) International Financial Reporting standards ("IFRS")

In 2006, the Accounting Standards Board (AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to apply IFRS. The changeover is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011, will require the restatement of comparative amounts reported by the Company for the year ending December 31, 2010. While the Company has begun assessing the implications of adoption of IFRS for fiscal 2012, the financial reporting impact of the transition to IFRS has not been estimated at this time.

4. Mineral property interests

(a) Kena Property, Ymir, British Columbia, Canada

The Kena Property is comprised of the original Kena claims and additional properties under option. The properties are contiguous. The Kena property is located near the community of Ymir in southeastern British Columbia.

Kena Claims

The Company holds 100% of the original Kena Property claims. The property is subject to a 3.0% net smelter returns royalty ("NSR") on gold and silver and 1.5% on other metals. The Company has the right to purchase 50.0% of the NSR for the greater of 7,000 ounces of gold or $2,000,000 and must issue an additional 100,000 common shares on commencement of commercial production.

Daylight Claim Group

The Company holds 87.5% of the Daylight Claim Group, consisting of 8 crown grants. To exercise the option, the Company made total cash payments of $52,500 and issued 175,000 common shares. In addition, the agreement provides for the issuance of an additional 175,000 common shares to the optionors upon completion of a positive feasibility study recommending commercial production on the property. The properties are subject to royalties payable to the optionors of a 3.0% NSR from production of gold and silver and 1.5% NSR from the production of other metals. The Company has the right to reduce the NSR to 1.0% from the production of gold and silver and 0.5% from the production of other metals by a payment of $1,000,000 on or prior to the commencement of commercial production.

4. Mineral property interests (continued)

(a) Kena Property, Ymir, British Columbia, Canada (continued)

Great Western Claim Group
The Company acquired 100% of the Great Western claim group, consisting of 3 claim units contiguous to the Kena property by making cash payments of $20,000 and issuing 356,250 common shares. In addition, the agreement provides for the issuance of a further 200,000 common shares on receipt of a positive feasibility study. The property is subject to a 3.0% NSR from production of gold and silver and 1.5% from production of other metals. The Company has the right to purchase 66⅔% of the NSR for $1,000,000 on commencement of commercial production.

Tough Nut Claim Group
The Company holds 100% in three Tough Nut Claim Group claims, located on the north end of the Kena Property. The claims are subject to a 3.0% NSR from gold and silver. The Company has the right to purchase 66⅔% of the NSR from the optionors for $2,000,000 at any time prior to commencement of commercial production.

Starlight Claim Group
The Company holds 100% of 4 claim units, known as the Starlight Claim Group, consisting of 3 crown grants and one mineral claim contiguous with the Kena Property. The property is subject to a 1.0% NSR from production of gold and silver and other metals. The Company has the right to purchase the NSR for $1,000,000 on commencement of commercial production.

(b) Jersey and Emerald Properties, Salmo, British Columbia, Canada

The Company holds a 100% interest in the Jersey Claim Group located near Salmo, British Columbia. The property is subject to a 3.0% NSR that can be reduced to 1.5% by making payments of $500,000 and issuing 50,000 common shares. Annual advance royalty payments of $50,000 were to commence in October 2000. In October 2000, an amendment to the agreement extended the commencement of these royalty payments to 2004. In consideration for the extension, 200,000 common shares were issued to the royalty holders. In October 2004, the agreement was further amended to defer commencement of the royalty payments to October 2009, by the issuance of 200,000 common shares to the royalty holders. Additional claims forming part of the properties include the Tungsten King Prospect, comprised of 17 crown-granted mineral claims. The Company acquired a 100% interest in these claims by issuing 100,000 shares of the Company. The Company also holds a 100% interest in the Truman Hill and Leroy North properties, additional properties in the Jersey and Emerald property group. The Truman Hill and Leroy north properties are subject to a NSR of 1.5% of which 50.0% can be purchased by issuing 25,000 shares of the Company. The Company also holds a 100% interest in the Summit Gold Property consisting of 4 mineral units and one reverted crown grant. The property is subject to a 2.0% NSR, which the Company has the right to purchase for $500,000. The Company holds a 100% interest in the Jumbo 2 and Boncher crown granted mineral claims.

In June 2006, the Company entered into a purchase agreement to acquire 100% of the rights, title and interest in the surface rights over 28 crown granted mineral claims, four 2-post claims and 80 mineral units located near Salmo, British Columbia. Under the terms of the agreement, the Company made a payment of $10,000 in cash, and has agreed to make share payments in the aggregate value of $200,000. Share payments of 200,000 common shares are to be made annually on a value date four months after the date of issue, until the related liability has been extinguished. (See Note 7 – Long-term debt).

4. Mineral property interests (continued)

(b) Jersey and Emerald Properties, Salmo, British Columbia, Canada (continued)

In November 2006, the Company acquired the surface rights on a section of the Jersey Claim Group at a cost of $100,000, inclusive of the initial option payment made on the property.

The Company completed a purchase agreement to acquire 100% of the rights, title and interest for the surface rights over 150 acres of land. Under the terms of the agreement, the Company made one cash payment of $50,000 and issued 150,000 common shares to the sellers for the purchase of the property. The acquisition is included in mineral property costs in Jersey-Emerald.

The Company entered into a purchase agreement to acquire 100% of the rights, title and interest in the surface rights to 22 acres of land. Under the terms of the agreement, the Company made one cash payment of $18,100 and issued 30,000 common shares to the sellers.

Invincible Tungsten Mine
The Company acquired a 100% interest in the now decommissioned 7.4-hecare Invincible Tungsten Mine located south of Salmo, British Columbia. Under the agreement, the Company paid $3,000 and issued 9,000 common shares, subject to a 2.0% NSR, which the Company may, at its discretion, reduce to a 0.5% NSR by the payment of $150,000 after the completion of a positive feasibility study and by the payment of advance royalties of $3,000 per annum, commencing in 2010.

(c) Stephens Lake Property, Manitoba, Canada

The Company is in a joint venture with ValGold Resources Ltd. and Cream Minerals Ltd. (the "Companies"). The Companies have 75% of the Trout Claim Group, which are internal to the claims forming the Stephens Lake Property. Under the terms of the Trout Claim Group agreement, the Companies each made cash payments of $36,667 and issued 66,667 common shares to the optionor over a 36-month period from July 22, 2004. The Company has written off all exploration and carrying costs on the property to a nominal carrying value of $1, as it has no exploration programs planned.

(d) Mineral Property Interests Commitments

To maintain its mineral property interests, the Company is required to make monthly cash payments in fiscal 2009 of $750 for lease of surface property rights and will be required to make a cash payment of approximately $77,000 related to a mortgage payable (see Note 7) and issue 200,000 common shares in fiscal 2009. This relates to the common shares to be issued on the mortgage payable relating to an acquisition of surface rights. Annual advance royalty payments of $50,000 are to commence in October 2009 on the Jersey Claim Group.

5. Investments

	Number of Shares	Book Value December 31, 2008	Fair Value December 31, 2008	Fair Value December 31, 2007
Emgold Mining Corporation (Note 9 (d))	15,652	$ 3,913	$ 704	$ 2,895
Quorum Management and Administrative Services Inc.	1	1	1	1
Total Investments		$ 3,914	$ 705	$ 2,896

As at December 31, 2008, investments in available-for-sale securities consist of marketable securities which had a market value of $704 (December 31, 2007 - fair value $2,895, carried at cost of $3,913). On January 1, 2007, the carrying amount of these securities became subject to revaluation on a mark-to-market basis at the end of each reporting period, and the increases or decreases arising on revaluation are recorded in Accumulated Other Comprehensive Income ("AOCI"), a component of shareholders' equity. On adoption the transition adjustment was $469. The investment in Quorum Management and Administrative Services Inc. ("Quorum") is not designated as available-for-sale.

6. Equipment

	Cost	Accumulated Amortization	Net Book Value 2008	Cost	Accumulated Amortization	Net Book Value 2007
Office equipment	$ 3,283	$ 2,918	$ 365	$ 3,283	$ 1,824	$ 1,459
Computer equipment	11,856	9,464	2,392	11,856	7,347	4,509
Field and mining equipment	49,614	38,280	11,334	49,614	19,685	29,929
Vehicles	26,271	10,006	16,265	15,000	1,875	13,125
	$ 91,024	$ 60,668	$ 30,356	$ 79,753	$ 30,731	$ 49,022

7. Long-term debt

The Company entered into a long-term agreement, secured by a mortgage payable, relating to the acquisition of surface rights on its Jersey property in British Columbia (See Note 4 (b)). Payment terms are as follows: upon receipt of regulatory approval which was June 1, 2006, $10,000 paid in cash and 200,000 common shares issued. Thereafter, payments are to be made as follows: on June 1, 2007, up to 200,000 common shares (issued); on June 1, 2008, up to 200,000 common shares (issued) and on June 1, 2009, up to 200,000 common shares.

The common shares referred to above are to be valued at the closing market price for the shares on the date that is four (4) months plus one (1) day after the date of issuance of the share payment (the "Valuation Date"), or October 2 of each year. The value of each share payment is to be calculated as of the Valuation Date and a credit given accordingly to the balance due on the purchase price. If the calculation and credit results in the mortgage on the property being paid in full, then the seller is not entitled to any further share payments. If, after the Valuation Date for the payments referred to above, the seller has still not received the full payment of the related liability and purchase price of the property, the Company will pay the remaining balance to the seller by way of a cash payment.

7. Long-term debt (continued)

The Company has the right, at any time after completing the initial payment of cash and shares as set out above, to pay any remaining balance to fully satisfy the purchase price in the form of a cash payment. The cash portion of the mortgage payable is estimated by the number of shares to be issued in June 2009 and valued using the closing market price for the common shares of the Company at December 31, 2008, of $0.04 (December 31, 2007 - $0.265). Based on the December 31, 2008, price for the common shares of $0.04, the final cash payment to the seller will be $77,000. Any amount resulting from the difference between the recorded prices of the common shares issued and the Valuation Date (October 2, 2008 - $0.06) is recorded as an adjustment to the balance payable with a corresponding amount recorded in operations. The debt financing adjustment for the year ended December 31, 2008, was $18,000, with a gain of $14,000 recorded in the year ended December 31, 2007.

		2008		2007
Long-term debt, beginning of year	$	97,000	$	158,000
Less payments made in common shares on valuation date		(12,000)		(61,000)
Long-term debt, end of year		85,000		97,000
Current portion of long-term debt	$	85,000	$	53,000

8. Share capital

(a) Authorized:

Unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

(b) Issued and outstanding:

See Statements of Shareholders' Equity.

(c) Flow-through shares

In 2007, the Company issued 3,803,000 flow-through shares ("FTS") for gross proceeds of $1,331,050. Under the FTS agreements, the Company agreed to renounce $1,331,050 of qualifying expenditures to the investors effective December 31, 2007, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2008.

The Company recorded future income taxes recorded at the time of renunciation of $359,383. During the year ended December 31, 2008, the Company recognized a reduction in share capital and a recovery of future income taxes of approximately $359,383.

8. Share capital (continued)

(d) Stock options

The Company has a stock option plan which allows for the grant of options to purchase up to 20,390,173 common shares. The following table summarizes information about the stock options outstanding at December 31, 2008:

Weighted Average Exercise Price	Number Outstanding at December 31, 2008	Weighted Average Remaining Contractual Life
$0.10	1,500,000	1.4 years
$0.15	2,379,000	0.5 years
$0.17	2,500,000	2.5 years
$0.45	2,334,000	3.6 years
$0.29	2,835,000	3.8 years
$0.29	200,000	4.2 years
$0.24	11,748,000	2.5 years

A summary of the changes in stock options for the year ended December 31, 2008, is presented below:

	Shares	Weighted Average Exercise Price
Balance, December 31, 2006	8,361,000	$0.16
Granted	6,190,000	$0.37
Exercised	(1,099,750)	$0.13
Expired and cancelled	(916,750)	$0.33
Balance, December 31, 2007	12,534,500	$0.25
Granted	200,000	$0.29
Exercised	(168,750)	$0.13
Cancelled	(817,750)	$0.41
Balance, December 31, 2008	11,748,000	$0.24
Balance vested, December 31, 2008	10,355,750	$0.23

A summary of the fair values of stock options granted during the year, estimated on the date of grant and using the Black-Scholes ("B-S") option-pricing model with weighted average assumptions, is as follows:

	Years ended December 31,	
	2008	2007
Risk free interest rate	2.6%	4.0% to 4.5%
Expected life (years)	5 years	1.5 years to 5 years
Expected volatility	85%	72% to 84%
Weighted average fair value per option grant	$0.05	$0.02 to $0.29

The B-S option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The B-S model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.

8. Share capital (continued)

(e) Share purchase warrants

As at December 31, 2008, the following share purchase warrants issued in connection with financings made by private placements and short-form offerings were outstanding:

Number of Warrants	Exercise Price	Expiry Date
9,185,000*	$0.25	January 11, 2009
289,750*	$0.16	January 11, 2009
289,750*	$0.25	January 11, 2009
3,803,000	$0.50	December 12, 2009
319,300	$0.50	December 12, 2009
13,886,800		

* The warrants and agent's warrants expiring on January 11, 2009, expired unexercised.

The following table summarizes changes in the number of warrants outstanding:

	Warrants	Weighted Average Exercise Price
Balance, December 31, 2006	7,534,966	$0.20
Issued	24,869,232	$0.31
Exercised	(6,588,854)	$0.19
Balance, December 31, 2007	25,815,344	$0.30
Exercised	(1,355,600)	$0.17
Expired	(10,572,944)	$0.30
Balance, December 31, 2008	13,886,800	$0.32

(f) Shareholder rights plan

The Company's board of directors approved the adoption of a Shareholder Rights Plan (the "Rights Plan"). Shareholder approval of the Rights Plan will be sought at the next annual general meeting of the Company's shareholders, unless terminated earlier. The TSX Venture Exchange has accepted the Rights Plan, subject to shareholder ratification. Effective October 31, 2006, the rights (the "Rights") were issued and attached to all of the Company's outstanding common shares. The Rights will become exercisable only if a person, together with its affiliates, associates and acting jointly, acquires or announces its intention to acquire beneficial ownership of the Company's common shares which when aggregated with its current holdings total 20% or more of the outstanding common shares (determined in the manner set out in the Rights Plan). The Rights will permit the holder to purchase common shares of the Company at a 50% discount to their market price (as defined in the Rights Plan Agreement).

The Rights will not, however, be triggered by a "Permitted Bid", which is defined as a bid which is outstanding for a minimum of 60 days made to all of the shareholders of the Company for all of their common shares and, subject to other specified conditions, is accepted by a majority of independent shareholders (as detailed in the Rights Plan).

9. Related party transactions and balances

	Years ended December 31, 2008	2007
Services rendered and reimbursement of expenses:		
Quorum Management and Administrative Services Inc. (a)	$ 503,089	$ 429,594
Lang Mining Corporation (b)	30,000	30,000
Kent Avenue Consulting Ltd. (c)	27,750	15,000

Balances receivable from (e):	2008	2007
Quorum Management and Administrative Services Inc. (a)	$ 171,468	$ 74,208
Directors and officers	--	828
	171,468	75,036
Balances payable to (e):		
Directors and officers	$ --	$ 420

(a) Management, administrative, geological and other services have been provided by Quorum Management and Administrative Services Inc. ("Quorum"), formerly LMC Management Services Ltd., since August 1, 2001. Quorum is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in Quorum. There is no difference between the cost of $1 and equity value (See Note 5). Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement, and at December 31, 2008, the Company had advanced four months of working capital. The contractual agreement provides for the issuance of shares in the capital of the Company to Quorum, cease of services, or provision of security to the non-defaulting shareholders of Quorum. No determination of settlement has been finalized with the Company and the other shareholders of Quorum, pursuant to the agreement.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of Frank A. Lang, an officer and director of the Company.

(c) Consulting fees are paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These fees are paid through Quorum, and are also included in the balance for 'services provided by Quorum'. Any amount owing to Kent Avenue Consulting Ltd. is owed by Quorum, and so is included in the net payable to Quorum.

(d) The Company's investments include shares in a listed company with a common director.

(e) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

10. Income taxes

The recovery of income taxes shown in the statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2008	2007
Statutory tax rate	31.00%	34.12%
Loss before future income taxes for the year	$ (1,417,500)	$ (1,336,432)
Provision for income taxes based on statutory Canadian combined federal and provincial tax rates	(439,425)	(455,991)
Non-deductible and permanent differences	131,638	200,958
Effect of change in tax rate on future tax assets	935,868	--
Other	137,457	(181,161)
Change in valuation allowance	(1,151,025)	368,022
Future income tax expense (recovery)	$ (385,487)	$ (68,172)

The significant components of the Company's future tax assets (liability) are as follows:

	2008	2007
Temporary difference in value for mineral property interests	$ 1,759,643	$ 2,754,950
Capital losses carried forward	8,659	11,364
Operating losses carried forward	1,090,307	1,165,778
Other future tax assets	122,869	200,411
Valuation allowance for future tax assets	(2,981,478)	(4,132,503)
	$ --	$ --

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax assets have been recognized for accounting purposes.

The Company has Canadian non-capital losses carried forward of $4,193,487 that may be available for tax purposes. The losses expire as follows:

Expiry date	$
2009	354,093
2010	444,919
2014	539,592
2015	488,929
2026	625,635
2027	747,456
2028	992,863

The Company has resource pools of approximately $15,406,347 available to offset future taxable income. The tax benefit of these amounts is available to be carried forward indefinitely.

11. Financial instruments

At December 31, 2008, except as noted below, the fair values of cash and cash equivalents, investments, due from related parties, and accounts receivable, approximate carrying values because of the short-term nature of these instruments. The fair values of the Company's accounts payable and accrued liabilities are significantly lower than carrying value due to the Company's current financial condition.

At December 31, 2008, cash and cash equivalents were held as cash in bank accounts, primarily in Canadian banks, while temporary investments were held entirely in cashable Guaranteed Investment Certificates issued by BMO Bank of Montreal. At December 31, 2008, the Company had $1,495,695 in short-term temporary investments or Bank of Canada treasury bills.

The Company's financial instruments comprised cash, cash equivalents, short-term investments, receivables, accounts payable and accrued liabilities, and amounts due from/to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from financial instruments. The fair value of the financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation. The Company is affected by changes between its reporting and foreign functional currencies. The Company monitors its foreign currency balances to mitigate these risks.

12. Management of capital

The Company's objective in managing capital is to maintain adequate levels of funding to support exploration of its mineral property interests, maintain corporate and administrative functions necessary to support organizational management oversight, and obtain funding sufficient for advancing the Company's interests.

The Company manages its capital structure in a manner that provides sufficient funding for operational activities. Funds are primarily secured through equity capital obtained in private placements. There can be no assurances that the Company will be able to continue raising capital in this manner. The Company currently does not use sources of financing that require fixed payments of interest and principal due to the lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

The Company has in the past invested its capital in liquid investments.. This is to ensure working capital is available to meet the Company's short-term obligations while maximizing liquidity and returns on unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions.

13. Management of financial risk

The Company is exposed to potential loss from various risks including currency risk, interest rate risk, liquidity risk, market risk and commodity price risk.

Credit risk
Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investments, and accounts receivable. The Company invests any excess capital in short-term, highly liquid and highly-rated financial instruments such as cash, government treasury bills and short-term guaranteed deposits, all held within Canadian financial institutions.

Liquidity risk
The Company manages liquidity risk by maintaining sufficient cash and short-term investment balances. Liquidity requirements are managed based on expected cash flow to ensure there is sufficient capital to meet short-term obligations.

Market risks
The significant market risks to which the Company is exposed include commodity price risk and interest rate risk.

- Commodity price risk
  The Company's ability to raise capital to fund exploration or development activities is subject to risk associated with fluctuations in the market price of gold, copper and tungsten and the outlook for these metals. The Company does not have any hedging or other commodity-based risks respecting its operations.

  Market prices for metals historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, levels of worldwide production, short-term changes in supply and demand, industrial and retail demand, central bank lending, and forward sales by producers and speculators. The Company has elected not to actively manage its commodity price risk.

- Interest rate risk
  In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. Interest rate risk is not significant to the Company as it has no cash equivalents at year end..

- Foreign exchange risk
  Fluctuations in United States dollars would not significantly impact the operations and the values of its assets and shareholders' equity at this time. If the Company were to go into production, the Company would be subject to more foreign currency risk from fluctuations in the Canadian dollar relative to the United States dollar, due to metals prices and their denomination in United States dollars.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Year ended December 31, 2008
Note 14: Mineral Property Interests

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Mineral Property Interests December 31, 2008
Acquisition costs				
Balance, beginning of year	$ 503,483	$ 502,616	$ 37,438	$ 1,043,537
Incurred during the year	8,582	20,965	--	29,547
Write-downs during the year	--	--	(37,437)	(37,437)
Balance, end of year	512,065	523,581	1	1,035,647
Exploration and development costs				
Incurred during the year				
Assays and analysis	16,264	196,083	--	212,347
Drilling	--	604,017	--	604,017
Engineering	--	15,000	--	15,000
Environmental	--	108,172	--	108,172
Geological and geophysical	32,315	395,952	--	428,267
Site activities	6,039	143,531	--	149,570
Stock-based compensation	--	97,553	--	97,553
Travel and accommodation	3,917	70,679	--	74,596
	58,535	1,630,987	--	1,689,522
Balance, beginning of year	2,734,113	3,297,082	45,372	6,076,567
Write-downs during the year	--	--	(45,372)	(45,372)
Balance, end of year	2,792,648	4,928,069	--	7,720,717
Total Mineral Property Interests	$ 3,304,713	$ 5,451,650	$ 1	$ 8,756,364

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Year ended December 31, 2007
Note 14: Mineral Property Interests

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Total Mineral Property Interests December 31, 2007
Acquisition costs				
Balance, beginning of year	$ 576,166	$ 346,857	$ 17,022	$ 940,045
Incurred during the year	143	155,759	20,416	176,318
Write-downs during the year	(72,826)	--	--	(72,826)
Balance, end of year	503,483	502,616	37,438	1,043,537
Exploration and development costs				
Incurred during the year				
Assays and analysis	5,014	93,796	--	98,810
Drilling	135,443	1,403,533	--	1,538,976
Engineering	--	134,196	--	134,196
Environmental	--	45,859	--	45,859
Geological and geophysical	20,972	306,006	--	326,978
Site activities	3,468	310,165	14,670	328,303
Stock-based compensation	--	81,063	--	81,063
Travel and accommodation	6,538	88,669	--	95,207
Trenching	136	23,057	--	23,193
	171,571	2,486,344	14,670	2,672,585
Balance, beginning of year	2,582,452	810,738	30,702	3,423,892
Write-downs during the year	(19,910)	--	--	(19,910)
Balance, end of year	2,734,113	3,297,082	45,372	6,076,567
Total Mineral Property Interests	$ 3,237,596	$ 3,799,698	$ 82,810	$ 7,120,104

Sultan Minerals Inc.
Management Discussion and Analysis and Annual Report
For the Year Ended
December 31, 2008

Sultan Minerals Inc.
Management Discussion and Analysis and Annual Report
For the Year Ended
December 31, 2008

1.1 Date

The effective date of this annual report is April 16, 2009.

1.2 Overview

This Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements." All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward-looking statements that involve various risks and uncertainties including changes in future prices of gold and other metals; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors. The Company expressly disclaims any obligation to revise or update forward-looking statements and any liability in the event actual results differ from those currently anticipated.

This annual MD&A should be read in conjunction with the audited financial statements of Sultan Minerals Inc. for the year ended December 31, 2008. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Sultan Minerals Inc. ("Sultan" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

- Sultan's loss for the year ended December 31, 2008 ("fiscal 2008") was $1,032,013 or $0.01 per share, after income tax recovery of $385,487, due to flow-through renunciations and capitalized stock-based compensation, compared to a loss of $1,268,260 or $0.01 per share in the year ended December 31, 2007 ("fiscal 2007"), also after income tax recovery due to flow-through renunciations of $68,172.

- During fiscal 2008, operations utilized cash of $809,294 compared to $702,618 in fiscal 2007.

- Expenditures on mineral property interests totalled $1,719,069 in fiscal 2008 compared to $2,848,903 in fiscal 2007. The expenditures were incurred on the following mineral properties in fiscal 2008, with the fiscal 2007 numbers in brackets: Kena - $67,117 ($171,714), Stephens Lake - $Nil ($35,086), and the Jersey and Emerald properties - $1,651,952 ($2,642,103). The Stephens Lake property was written down by $82,809 to a nominal carrying value of $1 in fiscal 2008. Mineral property write-downs relating to certain Kena property claims in fiscal 2007 were $92,736.

- The Company received total cash of $251,921 by the issuance of 1,524,350 common shares in fiscal 2008 through the exercise of stock options, warrants and agent's warrants, compared to net proceeds of $7,314,150 by the issuance of 37,390,468 common shares in fiscal 2007 in private placement financings, and through the exercise of stock options, warrants and agent's warrants.

1.2.1 Jersey and Emerald Properties, British Columbia

The 10,120-hectare Jersey-Emerald Property is located in south-eastern British Columbia, 10 kilometres southeast of the mining community of Salmo. The Jersey-Emerald Property is host to the former Emerald Tungsten Mine, which was Canada's second largest tungsten producer and the historic Jersey Lead-Zinc

Mine, British Columbia's second largest lead-zinc producer. Sultan optioned the initial claims in 1993 and has since expanded its holdings through staking and additional option agreements. In 2005 molybdenum mineralization was discovered beneath the tungsten workings. In the mine area there is an existing network of underground tunnels and workings over a two-square kilometre area that provides excellent access to the margins of the recently identified molybdenum deposit. Sultan presently holds 100% interest in the original claims subject to an advance annual royalty payment of $50,000 scheduled to commence October 20, 2009, and an aggregate 3.0% Net Smelter Return ("NSR") royalty due to the property optionors. Sultan can reduce the NSR royalty to 1.5% by making a payment of $500,000 and issuing 50,000 common shares.

The Company is taking the necessary steps to advance the known molybdenum and tungsten deposits at our Jersey-Emerald mine as is evident by our land acquisitions and our current drilling program. Sultan now owns 1,100 acres of surface rights over the proposed mine site.

EXPLORATION

All detailed assay results can be viewed in news releases on the Company's website www.sultanminerals.com or on www.sedar.com.

In 2008, diamond drilling has been underway on the East Dodger Molybdenum Zone where underground drill hole JM07-04 intersected 0.10% MoS_2 over a core length of 548.0 feet. The intersection included several higher-grade sections that included 0.28% MoS_2 over 79.9 feet, 0.23% MoS_2 over 43.0 feet and 1.81% MoS_2 over 9.9 feet.

The Dodger Molybdenum Zone has now been intersected in 36 drill holes and favourable results from drill-holes JM08-08 and JM08-09 expand the zone to the south. Hole JM08-08 assayed 0.16% molybdenum (MoS_2) over a core length of 85.0 feet within a 288.0 foot section that averaged 0.07% MoS_2. The hole contained several very high-grade molybdenum bearing zones including 1.74% MoS_2 over 3.0 feet, 0.44% MoS_2 over 5.0 feet and 0.81% MoS_2 over 4.3 feet. Hole JM08-09, located 100 feet south of hole JM08-08, assayed 0.08% MoS_2 over a core length of 105.0 feet including 1.04% MoS_2 over 5.0 feet. This hole also intersected a 10.0-foot wide quartz vein that assayed 0.5% MoS_2 and 0.40 g/t gold.

Tungsten mineralization was also intersected in many of the holes and is believed to represent the western extension of the East Dodger Tungsten Zone. The most notable intercept was in hole JM08-09 that assayed 0.73% tungsten (WO_3) over a core length of 9.10 feet within a 23.6 foot section that averaged 0.35% WO_3.

In September 2008 Sultan completed 2,000 metres of surface diamond drilling in 14 holes to investigate the East Emerald Tungsten zone, a sizeable body of low-grade, bulk tonnage, tungsten mineralization discovered by drilling in 2006 and 2007 (see News Releases of Jan 17, 2007 and April 15, 2008). Results are very favourable (see News Release of November 18, 2008). The holes confirm continuity between the previous wide spaced drill holes and show extensions of the mineralization to the north and west.

The most striking tungsten intersections were obtained from Hole ES08-13 which carried 0.24% WO_3 over a core length of 105.4 feet and Hole ES08-07 which carried 0.46% WO_3 over a core length of 17.4 feet.

Sultan has now intersected the East Emerald Tungsten zone in 39 drill holes that confirm the continuation of the tungsten mineralization over a length of 3,300 feet (1,000 metres) and a width of 700 feet (200 metres) (see News Release of April 29, 2008). The drill results continue to show multiple horizons of

0.25% to 0.60% tungsten mineralization contained within wide zones of lower grade mineralization averaging 0.10 to 0.25% WO_3. Many of these holes carry significant molybdenum (MoS_2) concentrations within the same horizons as the tungsten. The mineralization remains open to the north, south and west.

Sultan had four additional surface drill holes planned for the current round of drilling but due to permitting delays these have been postponed until the year ended December 31, 2009 ("fiscal 2009"). The Company is presently completing a program of trenching and surface prospecting over the south end of the Jersey-Emerald property. Results for an updated tungsten resource estimate being carried out by Giroux Consultants are expected to be available shortly. The price of tungsten has remained relatively stable at $220/MTU for APT concentrate (as of February 20, 2009, Metals Bulletin).

In September 2008 Geoscience BC and Natural Resources Canada flew a budgeted $542,000 Airborne Geophysical Survey in the Kootenay Area of BC. The survey covers a 609-square kilometre area centered on Sultan's 93-square kilometre Jersey-Emerald Property. The BC Ministry of Energy, Mines and Petroleum Resources rated this area as having some of the highest mineral potential in British Columbia. The survey was designed to provide information about the rocks deep below the surface.

The survey was flown by Fugro Airborne Surveys. The survey area includes Sultan's Jersey Mine and the HB and Reeves-Macdonald mines, these 3 being the second, third and fourth largest historic lead-zinc producers in the province. The survey also covers Sultan's historic Emerald Tungsten Mine, Canada's second-largest tungsten producer, as well as the famous Sheep Creek and Ymir gold camps.

Sultan, as one of the largest mineral title landholders in the survey area, is also participating in the survey, by contributing funding for the flying of intermediate 100-metre spaced survey lines over its Jersey-Emerald property within the Geoscience BC survey area. The detailed airborne geophysical coverage is expected to identify new exploration targets outside of the seven historic mines on the extensive property.

In July 2007 Sultan engaged Wardrop Engineering to undertake an environmental baseline study which was recently completed on the Jersey-Emerald Property. The environmental assessment primarily covers water quality data and biological sampling including fish, invertebrates and habitat description. The report notes a couple of interesting factors worthy of mention:

1. There was no clear indication that the old Jersey–Emerald mine site was affecting the aquatic habitat downstream of the mine workings.

2. Lime Creek, which drains the majority of the historic mine site, does not support a fish community and is therefore not direct fish habitat.

In conjunction with this environmental baseline study, Wardrop is supervising metallurgical studies that are currently underway on the tungsten and molybdenum mineralization.

In September 2008 Sultan completed a program of trenching and prospecting over the south end of the Jersey-Emerald property. This work resulted in the discovery of a new area of tungsten and zinc mineralization on the property. The mineralization, including assays of 5.0% zinc and 0.9% tungsten, was discovered at four widely spaced locations situated approximately 2.0 km south of the historic Emerald Tungsten Mine. In order to test this new discovery additional prospecting, trenching and a preliminary 350-metre diamond drill program is planned for 2009.

In January 2009 Sultan received updated resource calculations for the Tungsten Zones on its Jersey-Emerald Property. Resource calculations were prepared by Giroux Consultants Ltd. of Vancouver, BC and the resulting National Instrument 43-101 Technical Report was co-authored by independent geological consultants Gary Giroux, P.Eng., of Giroux Consultants Ltd. and Perry Grunenberg, P.Geo. of PBG Geoscience from Kamloops, BC. The updated resource estimate shows a measured plus indicated resource of 2,719,000 tons averaging 0.358% WO_3, and an additional inferred resource of 2,320,000 tons averaging 0.341% WO_3 at a 0.15% WO_3 cutoff. The mineralization remains open along strike.

The report makes a number of recommendations that can be summarized as follows:

1) An additional 5,000 metres of diamond drilling be completed to fully define the Emerald and East Emerald tungsten zones.

2) A total of 20 excavator trenches be put in to test the East Emerald zone and its projected extension to the north and south.

3) The Invincible mine workings should be dewatered and the access portals stabilized to provide access for underground drill testing of the East Emerald Tungsten zone and the Invincible workings.

4) The East Dodger resource estimate should be updated to include the recent drilling.

5) The 2007 economic scoping study should be updated and should include:

   a) Preparation of a mine plan;
   b) Design and costing of surface facilities;
   c) Continuing implementation of environmental studies;
   d) Review of ore transport options;
   e) Review of tailings disposal options;
   f) Review wastewater disposal alternatives; and
   g) Review historic metallurgy and conduct further metallurgical testing.

The combined total cost to complete the recommended work is estimated at $1,358,500.

Exploration expenditures on the Jersey-Emerald property in fiscal 2008 with the fiscal 2007 comparative figures shown in brackets include the following: assays and analysis – $196,083 ($93,796); drilling - $604,017 ($1,403,533); engineering - $15,000 ($134,196); environmental - $108,172 ($45,859); geological and geophysical – $395,952 ($306,006); travel and accommodation – $70,679 ($88,669); stock-based compensation - $97,553 ($82,224); trenching $Nil ($23,057); and site activities – $143,531 ($310,165). Acquisition costs of $20,965 ($155,759) were incurred.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing the ongoing diamond drilling programs. Mr. Perry Grunenberg, P.Geo., of PBG Geoscience in Kamloops, BC, is Sultan's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects." Standard sampling procedures are used whereby the core is split with a core splitter and half of the core sent by trucking company directly to either Acme Labs Ltd. in Vancouver or Assayers Canada in Vancouver for assay by standard analytical procedures. The remaining half of the core is stored in the Company's core storage facility in Salmo, BC. All sample preparation is done at the laboratory by Acme or Assayers Canada staff. Checks are being run on 5% of the samples at Becqueral Laboratories in Mississauga, Ontario for tungsten and Assayers Canada in Vancouver, BC for other elements.

1.2.2 Kena Gold Property, British Columbia

The Company holds 100% interest in the 8,173-hectare Kena Gold Property located near the community of Ymir in southeastern British Columbia. Of particular interest to Sultan is a 7.0-kilometre long gold soil anomaly located near the north end of the property. The soil anomaly encompasses the Gold Mountain and Kena Gold Zones, both of which host porphyry gold deposits (refer to Sultan's website maps at www.sultanminerals.com/s/KenaMaps.asp). From 2000 to 2004, Sultan tested the two zones with 12,000 metres of diamond drilling in 80 drill holes. Preliminary resource calculations were prepared by Giroux Consultants Ltd. in June 2004 and the resulting NI 43-101 Technical Report was co-authored by independent geological consultants, Gary Giroux, P.Eng., of Giroux Consultants Ltd. and Linda Dandy, P.Geo, of P & L Geological Consultants Ltd.

Recommendations
The June 2004 Technical Report shows that the Gold Mountain and Kena Gold Zones had a measured and indicated resource of 24,860,000 tonnes containing 541,000 ounces of gold at an average grade of 0.66 g/T using a 0.3 g/T cut-off grade for gold. There is an additional inferred resource of 25,800,000 tonnes containing 557,000 ounces of gold at the same grade (June 7, 2004, News Release). The report stated that the resource has potential for expansion with additional diamond drilling.

A computer modeling of the property was completed as part of the 2004 resource study. The model indicated numerous untested areas adjacent to mineralized blocks. The report recommended that a $1.2 million diamond drill program be conducted in order to significantly expand resources in the Gold Mountain and Kena Gold Zones.

Gold Zone
In February Sultan received final gold assays for a deep drill hole completed in December 2007. From bedrock surface to a depth of 435.33 metres, diamond drill hole GM07-01 assays 0.50 g/t gold over a core length of 430.0 metres (1,428 feet), well below any previous drill intersections. Of particular interest is a 101.27-metre section that averages 0.84 g/t gold from 230.73 to 332.00 metres. This intersection occurs below the level of previous drilling on this target. The hole also contained several higher grade sections including 10.99 g/t gold over 4.0 metres, 9.10 g/t gold over 1.27 metres and 11.26 g/t gold over 2.0 metres. The focus of the drill program was to expand the preliminary gold resource announced in the NI 43-101 report of June 2004.

Results from this drilling program are consistent with previous results which demonstrate that the Gold Mountain Zone is host to bulk tonnage, porphyry style, gold mineralization containing narrower, very high-grade gold shoots. The hole cut classic, gold bearing, porphyry style mineralization to a hole depth of 457 metres (1,500 feet) where the hole intersected the unmineralized volcanics that form the east wall of the Gold Mountain Zone. The results suggest that the Gold Mountain Zone which was previously drilled to less than 240 metres depth may extend to much greater depths and be much larger than previously believed.

In the fall of 2008 Sultan conducted a trenching program to trace the mineralization to the south where the soil anomaly overlaps the Kena Porphyry Copper Zone, 2.0 kilometres south of the Kena Gold Zone. A total of 390 metres was excavated in 8 wide-spaced trenches over a 1.9-kilometre long section of the copper zone. Elevated copper values were obtained in three of the trenches, with trench KCT-01 returning the highest overall average of 0.26% copper over a 56-metre wide zone. The results confirm a broad zone of low-grade copper mineralization that will require further exploration.

Exploration expenditures on the Kena property in fiscal 2008, with the fiscal 2007 comparative figures shown in brackets, include the following: assays and analysis – $16,264 ($5,014); drilling – $Nil ($135,443); geological and geophysical – $32,315 ($20,972); trenching - $Nil ($136); travel and accommodation - $3,917 ($6,538); and site activities – $6,039 ($3,468). Acquisition costs of $8,582 ($143) were incurred. A write-down relating to the acquisition costs of claims returned to the optionors totalled $Nil ($72,826).

Ms Linda Dandy, P.Geo of P&L Geological Services of Lac Le Jeune, BC, is the Company's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects".

1.2.3 Stephens Lake Property, Manitoba

The Stephens Lake - Trout Claim Group is situated 100 kilometres east of Gillam, Manitoba. The Company is in a joint venture with ValGold Resources Ltd. and Cream Minerals Ltd. (the "Companies"). The Companies hold 75% of the Trout Claim Group, which are internal to the claims initially forming the Stephens Lake Property. The property was written down by $82,809 to a nominal carrying value of $1 in fiscal 2008.

1.2.4 Mineral Property Option Payments Due In Fiscal 2009

To maintain its mineral property interests, the Company is required to make monthly cash payments in fiscal 2009 of $750 for lease of surface property rights and will be required to make a cash payment of approximately $77,000 related to a mortgage payable (see Note 7) and issue 200,000 common shares in fiscal 2009. This relates to the common shares to be issued on the mortgage payable relating to an acquisition of surface rights. Annual advance royalty payments of $50,000 are to commence in October 2009 on the Jersey Claim Group.

1.2.5 Market Trends

The price of gold has increased, continuing an overall uptrend, which began in 2004. The average gold price in 2006 averaged US$603.46 per ounce. In 2007 gold averaged US$693 per ounce, and in 2008, the average price per ounce was US$872. The average price for molybdenum (roasted) in 2006 was US$25.56 per pound, US$29.72 per pound in 2007 and US$24.55 per pound in 2008, decreasing to approximately US$10 by the end of 2008. The price of tungsten has remained relatively stable at $220/MTU for APT concentrate (as of February 20, 2009, Metals Bulletin).

1.3 Selected Annual Information

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are expressed in Canadian dollars.

	As at December 31, 2008	As at December 31, 2007	As at December 31, 2006
Current assets	$ 2,128,442	$ 4,361,691	$ 232,237
Mineral property interests	8,756,364	7,120,104	4,363,937
Other assets	53,231	75,138	74,906
Total assets	10,938,037	11,556,933	4,671,080
Current liabilities	225,384	236,718	127,678
Long-term debt	--	44,000	123,000
Shareholders' equity	10,712,653	11,276,215	4,420,402
Total shareholders' equity and liabilities	10,938,037	11,556,933	4,671,080
Working capital (current assets less current liabilities)	1,903,058	4,124,973	104,559

	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Expenses (recoveries)			
Amortization	$ 1,711	$ 2,020	$ 2,435
Debt finance adjustment	18,000	(14,000)	6,000
Legal, accounting and audit	35,719	56,428	33,527
Management and consulting fees	57,750	45,000	46,000
Office and administration	136,056	94,339	74,993
Salaries and benefits	295,897	221,429	171,412
Shareholder communications	352,205	263,175	202,301
Stock-based compensation	476,653	677,726	161,322
Travel and conferences	49,517	34,400	43,246
	1,423,508	1,380,517	741,236
Property investigations	1,418	4,352	873
Write-down of mineral property interests	82,809	92,736	131,771
Interest and other income	(90,235)	(141,173)	(9,479)
Loss before income taxes	(1,417,500)	(1,336,432)	(864,401)
Income tax (recovery) expense – current	--	--	--
– future income taxes	385,487	68,172	103,128
Loss for the year	$ (1,030,013)	$ (1,268,260)	$ (761,273)
Loss per share – basic and diluted	$ (0.01)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding – basic and diluted	101,626,050	80,200,248	58,480,943
Number of common shares issue and outstanding, end of year	101,626,050	100,226,518	62,439,384

1.4 Results of Operations

Sultan incurred a loss of $1,030,013, or loss per share of $0.01 in the year ended December 31, 2008, compared to a loss of $1,268,260, or loss per share of $0.01 in the year ended December 31, 2007.

Revenue

Sultan has no source of revenue. Interest earned on excess cash is incidental income. Interest and other income decreased from $119,191 in fiscal 2007 to $90,235 in fiscal 2008 due to higher cash balances in 2007, and lower interest rates earned in fiscal 2008 compared to fiscal 2007. The Company earned $21,982 from incidental sales of logs in fiscal 2007, compared to $Nil in fiscal 2008.

Expenses

Legal, accounting and audit decreased from $56,428 in fiscal 2007 to $35,719 in fiscal 2008. Audit fees are accrued throughout the fiscal year. In general, audit time is increasing on an annual basis, and will continue to do so, as public company auditors and public companies continue to comply with the extensive detail required by the Canadian Public Accountability Board, as they review the audit firms that audit public companies. Either external consultants must be hired to comply, or in the case of companies who have administrative and accounting services provided as in the case of Sultan, the time, and therefore the cost, required to complete the extra detail, must be passed onto the Company. Full back-up of nominal historical numbers, is required. Legal fees are ongoing and will vary depending on the activity during the period. Legal fees decreased from $14,086 in fiscal 2007 to $1,574 in fiscal 2008.

Management fees of $2,500 per month are paid to Lang Mining Corporation, a private company, for the services of Frank Lang as Chairman of the Company, for a total of $30,000 in each fiscal period. In fiscal 2008 consulting fees of $27,750 (2007 - $15,000) were paid or accrued through Quorum Management and Administrative Services Inc. ("Quorum"), formerly LMC Management Services Ltd., to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, a director of the Company.

Office and administration costs increased from $94,339 in fiscal 2007 to $136,056 in fiscal 2008. The office and administration costs include rent, shared office services and other costs related to administration of a public company. An additional company shared office premises in Q1 2007, reducing costs in that quarter of fiscal 2007.

Salaries and benefits have increased from $221,429 in fiscal 2007 to $295,897 in fiscal 2008. The increase is primarily due to higher salary rates in fiscal 2008, compared to fiscal 2007.

In fiscal 2007, there was $677,726 in stock-based compensation expense, compared with $476,653 in fiscal 2008. In addition, stock-based compensation of $71,449 was capitalized to the Jersey-Emerald Property in fiscal 2008, plus related future income tax liability of $26,104, compared to $24,999 capitalized in fiscal 2007.

In fiscal 2008, the Company granted 200,000 stock options at a price of $0.29, expiring July 20, 2012, to two consultants, vesting pursuant to the terms of the Company's stock option plan. The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes ("B-S") option-pricing model with weighted average assumptions as follows: risk-free interest rate – 2.6%; expected life in years – 5 years; expected volatility – 85%; and a weighted average fair value per option of $0.05 during the period. These stock options were capitalized to the Jersey-Emerald Property. Other stock-based compensation relates to stock options granted in fiscal 2007 that continued to vest.

The B-S option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The B-S model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.

Shareholder communications costs have increased from $263,175 in fiscal 2007 to $352,205 in fiscal 2008. The Company utilized the services of Arbutus Enterprises Ltd. $24,000 (2007 - $24,000) and Horng Kher (Marc) Lee $70,000 (2007 - $48,000), CHF Investor Relations $58,875 (2007 - $58,500) and Renmark Financial Communications Inc. ("Renmark") $35,350 (2007 – $Nil). In June 2008, the Company retained Renmark to assist with its investor relations activities. Renmark provided services to Sultan on a month-to-month basis and was paid a monthly retainer of $7,000 plus allowable disbursements. Cancellation of contract for services by either party required one month's written notice, and the contract with Renmark was terminated effective October 29, 2008. Other shareholder activities consist of web site maintenance, transfer agent fees, regulatory and filing fees and all costs associated with timely disclosure of information.

Travel and conference expenses have increased from $34,400 in fiscal 2007 to $49,517 in fiscal 2008. Travel costs include travel to the Prospectors and Developers Conference in Toronto, which has attendees annually, and trips to the Salmo office.

Property investigation costs have decreased from $4,352 in fiscal 2007 to $1,418 in fiscal 2008. Sultan is presented with property submittals continually, and certain submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired.

In fiscal 2008, $82,809 incurred in exploration costs related to Stephens Lake property was written off. In fiscal 2007, $92,736 incurred in costs related to the Silver King claims at the Kena property was written off.

In accordance with CICA Handbook Section 3465 – Income Taxes, the Company has recorded a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. The Company renounced flow through expenditures in the year ended December 31, 2007, and as a consequence, recognized a reduction in share capital and a recovery of future income taxes of $359,383 in the year ended December 31, 2008. Additional income tax recovery relates to capitalized stock-based compensation.

In accordance with CICA Handbook Section 3465 – Income Taxes, the Company has recorded a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. The Company renounced flow through expenditures in the year ended December 31, 2006, and as a consequence, recognized a reduction in share capital and a recovery of future income taxes of $68,172 in the year ended December 31, 2007.

1.5 Summary of Quarterly Results

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses, net of interest income, mineral property write-downs and property investigations.

	Kena property. British Columbia	Jersey Emerald and other properties	Stephens Lake property, Manitoba	General and adminis-trative expenses (recovery) (Note 1)	Loss per quarter	Loss per share
2007						
First Quarter	1,179	395,279	--	217,812	139,458	$0.00
Second Quarter	671	715,262	14,670	249,664	275,265	$0.00
Third Quarter	7,888	688,297	20,416	369,930	355,251	$0.00
Fourth Quarter	161,976	843,265	--	543,111	498,286	$0.01
2008						
First Quarter	25,277	611,894	--	414,400	4,919	$0.00
Second Quarter	6,356	441,502	--	357,497	323,439	$0.00
Third Quarter	17,403	379,885	--	355,149	315,543	$0.00
Fourth Quarter	18,081	218,671	--	296,462	388,112	$0.00

Note 1: General and administrative expenses do not include the write-down of mineral property interests, investments, property investigations, interest and other miscellaneous income or income tax recovery, but includes stock-based compensation.

Note 2: Property acquisition and exploration costs exclude the write-down of mineral property interests.

1.6 Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At December 31, 2008, Sultan's working capital, defined as current assets less current liabilities, was $1,903,058, compared with working capital of $4,124,973 at December 31, 2007. The Company's cash in excess of current expenditures is held in Guaranteed Investment Certificates or Treasury Bills.

Management, administrative, geological and other services are provided by Quorum, a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. There is no difference between the cost of $1 and equity value. The Company has a 25% interest in Quorum. Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement. At December 31, 2008, two companies are currently in arrears to the maximum allowable period under the terms of the agreement with Quorum. As a result, the Company has advanced one month in excess of its estimated working capital funding obligation under the agreement with Quorum. At the date of filing of this annual report, it is not known if this amount will be recoverable from Quorum. If other companies sharing office space are unable to obtain financing to pay Quorum their share of administration and overhead, it may be necessary to sever employees of Quorum and possibly outsource certain services that are currently performed by Quorum employees. The recoverability of the balance of $40,000 will be determined in the next few months.

Investing Activities

Acquisitions and Exploration Programs

The following provides the details of the property agreements and the exploration expenditures related to its mineral property interests during the period.

At December 31, 2008, Sultan had capitalized $8,756,364, representing costs associated with the acquisition and exploration of its mineral property interests in British Columbia and Manitoba. During the year ended December 31, 2008, Sultan's total expenditures included $1,719,069 on the acquisition and exploration of its mineral property interests compared to $2,848,903 in the year ended December 31, 2007.

The Company entered into a long-term agreement, secured by a mortgage payable, relating to the acquisition of surface rights on its Jersey property in British Columbia. Payment terms are as follows: upon receipt of regulatory approval which was June 1, 2006, $10,000 paid in cash and 200,000 common shares issued. Thereafter, payments are to be made as follows: on June 1, 2007, up to 200,000 common shares (issued); on June 1, 2008, up to 200,000 common shares (issued) and on June 1, 2009, up to 200,000 common shares.

The common shares referred to above are to be valued at the closing market price for the shares on the date that is four (4) months plus one (1) day after the date of issuance of the share payment (the "Valuation Date"), or October 2 of each year. The value of each share payment is to be calculated as of the Valuation Date and a credit given accordingly to the balance due on the purchase price. If the calculation and credit results in the mortgage on the property being paid in full, then the seller is not entitled to any further share payments. If, after the Valuation Date for the payments referred to above, the seller has still not received the full payment of the related liability and purchase price of the property, the Company will pay the remaining balance to the seller by way of a cash payment.

The Company has the right, at any time after completing the initial payment of cash and shares as set out above, to pay any remaining balance to fully satisfy the purchase price in the form of a cash payment. The cash portion of the mortgage payable is estimated by the number of shares to be issued in June 2009 and valued using the closing market price for the common shares of the Company at December 31, 2008, of $0.04 (December 31, 2007 - $0.265). Based on the December 31, 2008, price for the common shares of $0.04, the final cash payment to the seller will be $77,000. Any amount resulting from the difference between the recorded prices of the common shares issued and the Valuation Date (October 2, 2008 - $0.06) is recorded as an adjustment to the balance payable with a corresponding amount recorded in operations. The debt financing adjustment for the year ended December 31, 2008, was $18,000, with a gain of $14,000 recorded in the year ended December 31, 2007.

1.7 Capital Resources

During the year ended December 31, 2008, the Company issued 1,341,500 common shares on the exercise of 1,341,500 share purchase warrants at a price of $0.17; 4,700 common shares on the exercise of 4,700 agent's warrants at a price of $0.17, 9,400 common shares on the exercise of 9,400 agent's warrants at a price of $0.12, and 168,750 common shares on the exercise of stock options at prices ranging from $0.10 to $0.17, for total proceeds of $251,921. The Company granted 200,000 stock options to consultants at an exercise price of $0.29, with an expiry date of March 17, 2013. The fair value of the stock options on the day of grant was estimated on the date of grant using a Black-Scholes option-pricing model with weighted average assumptions as follows: risk-free interest rate – 3.86%; expected life of 5 years; expected volatility – 85%; and a weighted average fair value per option grant of $0.05.

Warrants expiring on January 11, 2009, expired unexercised.

The Company will require continued external funding to meet future obligations and to finance further exploration and development work on its mineral properties. The Company currently has funds available to complete all of its currently planned exploration programs, but as the Company does not have a source of revenue, there is doubt as to the Company's ability to continue as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The balance sheets of the Company at December 31, 2008, and December 31, 2007, do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to obtain adequate financing.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Services rendered and reimbursement of expenses:	Years ended December 31, 2008	2007
Quorum Management and Administrative Services Inc. (a)	$ 503,089	$ 429,594
Lang Mining Corporation (b)	30,000	30,000
Kent Avenue Consulting Ltd. (c)	27,750	15,000

Balances receivable from (e):	December 31, 2008	December 31, 2007
Quorum Management and Administrative Services Inc. (a)	$ 171,468	$ 74,208
Directors and officers	--	828
	171,468	75,036
Balances payable to (e):		
Directors and officers	$ --	$ 420

(a) Management, administrative, geological and other services have been provided by Quorum since August 1, 2001. Quorum is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in Quorum. There is no difference between the cost of $1 and equity value. Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement, and at December 31, 2008, the Company had advanced four months of working capital. The contractual agreement provides for the issuance of shares in the capital of the Company to Quorum, cease of services, or provision of security to the non-defaulting shareholders of Quorum. No determination of settlement has been finalized with the Company and the other shareholders of Quorum, pursuant to the agreement.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of Frank A. Lang, an officer and director of the Company.

(c) Consulting fees of are paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These fees are paid through Quorum, and are also included in the balance for 'services provided by Quorum'. Any amount owing to Kent Avenue Consulting Ltd. is owed by Quorum, and so is included in the net payable to Quorum.

(d) The Company's investments include shares in a listed company with a common director.

(e) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

1.10 Fourth Quarter

	Three months ended December 31, 2008	Three months ended December 31, 2007
Expenses		
Amortization	$ 273	$ 505
Legal, accounting and audit	7,375	7,812
Management and consulting fees	15,000	11,000
Office and administration	44,651	32,442
Salaries and benefits	100,593	21,796
Shareholder communications	55,795	67,691
Stock-based compensation	66,220	394,705
Property investigations	--	233
Travel	6,555	7,160
Write-down of mineral property interests	82,809	--
Interest and other income	(9,162)	(45,058)
	361,343	498,286
Loss for the period before future income taxes	(361,343)	(498,286)
Loss per share, basic and diluted	$ (0.00)	$ (0.01)
Weighted average number of common shares outstanding during the period	101,812,406	96,361,144

Sultan incurred a loss of $361,343 before future income taxes, or $388,112, after future income taxes, or a loss per share of $0.00 in the three months ended December 31, 2008 ("Q4 2008"), compared to a loss of $498,286, or loss per share of $0.01 in the three months ended December 31, 2007 (Q4 2007"). There were no future income taxes inQ4 2007.

Legal, accounting and audit expense decreased from $7,812 in Q4 2007 to $7,375 in Q4 2008.

Management fees of $2,500 per month are paid to Lang Mining Corporation, a private company, for the services of Frank Lang as Chairman of the Company, for a total of $7,500 in each quarter. Consulting fees of $7,500 (Q4 2007 - $3,500) were paid or are accrued to Kent Avenue Consulting Ltd., a private company controlled by a director of the Company.

Office and administration costs increased from $32,442 in Q4 2007 to $44,651 in Q4 2008. The office and administration costs include rent, shared office services and other costs related to administration of a public company, on a full cost recovery basis.

Salaries and benefits, allocated on a full cost recovery basis, have increased from $21,796 in Q4 2007 to $100,593 in Q4 2008. No credit was received from Quorum in fiscal 2008, which has decreased amounts in the fourth quarter in prior years.

Stock-based compensation of $66,220 in Q4 2008 primarily relates to vesting of stock options granted in the third and fourth quarters of fiscal 2007, compared to $394,075 in Q4 2007 for stock-based compensation related to options granted in the last half of fiscal 2007.

Shareholder communications have decreased from $67,691 in Q4 2007 to $55,795 in Q4 2008. The Company utilized the services of two investor relations' consultants in Q4 2007 and in Q4 2008. Fees are paid to Arbutus Enterprises Ltd. ($6,000 each period) and Mr. Horng Kher (Marc) Lee - $18,000 (Q4 2007 - $15,000). In fiscal 2007, the Company began utilizing the services of CHF Investor Relations at a rate of $7,500 per month. There was no comparative expenditure in Q4 2008. Renmark was paid $7,000 in Q4 2008, until termination of the contract in October 2008. Other shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

Mineral property interests of $82,809 were written off in Q4 2008 relating to the Stephens Lake Property, with no comparative write-down in Q4 2007.

1.11 Proposed Transactions

There is no proposed asset or business acquisition or disposition before the board of directors for consideration, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above.

1.12 Critical Accounting Estimates

As at December 31, 2008, the Company was a venture issuer.

1.13 Critical accounting policies and changes in accounting policies

Financial instruments

At December 31, 2008, except as noted below, the fair values of cash and cash equivalents, investments, due from related parties, and accounts receivable, approximate carrying values because of the short-term nature of these instruments. The fair values of the Company's accounts payable and accrued liabilities are significantly lower than carrying value due to the Company's current financial condition.

At December 31, 2008, cash and cash equivalents were held as cash in bank accounts, primarily in Canadian banks, while temporary investments were held entirely in cashable Guaranteed Investment Certificates issued by BMO Bank of Montreal. At December 31, 2008, the Company had $1,495,695 in short-term temporary investments or Bank of Canada treasury bills.

The Company's financial instruments comprised cash, cash equivalents, short-term investments, receivables, accounts payable and accrued liabilities, and amounts due from/to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from financial instruments. The fair value of the financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Management of capital

The Company's objective in managing capital is to maintain adequate levels of funding to support exploration of its mineral property interests, maintain corporate and administrative functions necessary to support organizational management oversight, and obtain funding sufficient for advancing the Company's interests.

The Company manages its capital structure in a manner that provides sufficient funding for operational activities. Funds are primarily secured through equity capital obtained in private placements. There can be no assurances that the Company will be able to continue raising capital in this manner. The Company currently does not use sources of financing that require fixed payments of interest and principal due to the lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

The Company has in the past invested its capital in liquid investments. This is to ensure working capital is available to meet the Company's short-term obligations while maximizing liquidity and returns on unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions.

The Company invests any excess capital in short-term, highly liquid and highly-rated financial instruments such as cash and short-term guaranteed deposits, all held within Canadian financial institutions.

The Company is exposed to potential loss from various risks including currency risk, interest rate risk, liquidity risk, market risk and commodity price risk.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investments, and accounts receivable. The Company invests any excess capital in short-term, highly liquid and highly-rated financial instruments such as cash, government treasury bills and short-term guaranteed deposits, all held within Canadian financial institutions.

Liquidity risk

The Company manages liquidity risk by maintaining sufficient cash and short-term investment balances. Liquidity requirements are managed based on expected cash flow to ensure there is sufficient capital to meet short-term obligations.

Market risks

The significant market risks to which the Company is exposed include commodity price risk and interest rate risk.

Commodity price risk
The Company's ability to raise capital to fund exploration or development activities is subject to risk associated with fluctuations in the market price of gold, copper and tungsten and the outlook for these metals. The Company does not have any hedging or other commodity-based risks respecting its operations.

Market prices for metals historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, levels of worldwide production, short-term changes in supply and demand, industrial and retail demand, central bank lending, and forward sales by producers and speculators. The Company has elected not to actively manage its commodity price risk.

Interest rate risk
In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. Interest rate risk is not significant to the Company as it has no cash equivalents at year end..

Foreign exchange risk
Fluctuations in United States dollars would not significantly impact the operations and the values of its assets and shareholders' equity at this time. If the Company were to go into production, the Company would be subject to more foreign currency risk from fluctuations in the Canadian dollar relative to the United States dollar, due to metals prices and their denomination in United States dollars.

The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments. These new standards were adopted on a retroactive basis with no restatement of prior period financial statements.

Section 3855 – Financial instruments – recognition and measurement

This standard sets out criteria for the recognition and measurement of financial instruments and requires all financial instruments within its scope, including derivatives, to be included on a Company's balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are recognized in the statements of operations and comprehensive income (loss).

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company's outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007, have been recognized by adjusting opening accumulated other comprehensive income (loss). Prior period financial statements have not been restated.

All financial instruments are classified into one of the following categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in the statement of operations. The Company has designated receivables as loans and receivables; accounts receivable and accrued liabilities as other financial liabilities.

Available-for-sale financial assets are measured at fair value. Changes in fair values of available-for-sale financial assets are included in other comprehensive income (loss) until the gain or loss is recognized in the statement of operations when the asset is sold or deemed to be permanently impaired. The Company has designated investments as available-for-sale.

Held-for-trading financial instrument are measured at fair value. All gains and losses are included in the statement of operations in the period in which they arise. The Company has designated cash and cash equivalents and short term investments as held-for-trading.

Section 3865 – Hedges

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. At December 31, 2007 and 2008, the Company did not have any hedges.

Section 1530 – Comprehensive income (loss)

Comprehensive income (loss) is the change in the Company's net assets that results from transactions, events, and circumstances from other than the Company's shareholders. This standard requires certain gains and losses that would otherwise be recorded as part of net loss to be presented in other "comprehensive loss" until it is considered appropriate to recognize into net loss. This standard requires the presentation of comprehensive loss, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accumulated other comprehensive loss is presented as a new category in shareholders' equity. At January 1, 2007, the Company determined that adopting these new standards would result in the addition of a new component of shareholders' equity – accumulated other comprehensive income. The transition adjustment of $469 represents the initial net unrealized gain on investments and marketable securities, classified as available-for-sale on January 1, 2007.

Section 1506 – Accounting changes

This standard revises the current standards on changes in accounting policy, estimates or errors as follows: voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information; changes in accounting policy are to be recorded retrospectively unless doing so is impracticable; changes in estimates are to be recorded prospectively; and prior period adjustments are to be corrected retrospectively. In addition, this standard calls for enhanced disclosure about the effects of changes in accounting policies, estimates and errors on the financial statements. The adoption of this standard had no effect on the financial statements presented.

1.14 Financial Instruments and Other Instruments

At December 31, 2008, except as noted below, the fair values of cash and cash equivalents, investments, due from (to) related parties, and accounts receivable, approximate carrying values because of the short-term nature of these instruments. The fair values of the Company's accounts payable and accrued liabilities are significantly lower than carrying value due to the Company's current financial condition.

At December 31, 2008, cash and cash equivalents were held as cash in bank accounts, primarily in Canadian banks, while temporary investments were held entirely in cashable Guaranteed Investment Certificates issued by BMO Bank of Montreal. At December 31, 2008, the Company had $1,895,695 in short-term temporary investments or Bank of Canada treasury bills.

The Company's financial instruments comprised cash, cash equivalents, receivables, accounts payable and accrued liabilities, and amounts due from/to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from financial instruments. The fair value of the financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation. The Company is affected by changes between its reporting and foreign functional currencies. The Company monitors its foreign currency balances to mitigate these risks.

1.15.1 Other MD& A Requirements

See the audited annual financial statements for the year ended December 31, 2008.

1.15.2 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the unaudited interim financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of April 16, 2009, the date of this MD&A, subject to minor accounting adjustments:

<u>Authorized Capital</u>

Unlimited number of common shares without par value and unlimited number of preference shares without par value.

Issued and Outstanding Capital

101,950,618 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price	Expiry Date
2,500,000	$0.17	June 21, 2011
1,500,000	$0.10	June 10, 2010
2,379,000	$0.15	July 6, 2009
2,334,000	$0.45	July 20, 2012
2,835,000	$0.29	October 23, 2012
200,000	$0.29	March 17, 2013
11,748,000		

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
3,803,000	$0.50	December 12, 2009
319,300	$0.50	December 12, 2009
4,122,300		

Shareholder Rights Plan

The Company's board of directors and its shareholders have approved the adoption of a Shareholder Rights Plan (the "Rights Plan"), which has been implemented by way of a rights plan agreement (the "Rights Plan Agreement") designed to protect shareholders from unfair, abusive or coercive takeover strategies including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control. The board of directors of the Company (the "Board") considered that the adoption of the Rights Plan was desirable and in the interests of all of the Company's shareholders. The Rights Plan Agreement was adopted to provide the Board with sufficient time, in the event of a public takeover bid or tender offer for the common shares of the Company, to pursue alternatives which could enhance shareholder value. These alternatives could involve the solicitation of other takeover bids or offers from other interested parties to provide shareholders desiring to sell the Company's common shares with the best opportunity to realize the maximum sale price for their common shares. In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring. The directors considered that they would need more time than is allowed for under existing securities legislation in order to have any real ability to consider such alternatives.

As at October 31, 2006, the rights (the "Rights") were issued and attached to all of Sultan's outstanding common shares. A separate rights certificate will not be issued until such time as the Rights become exercisable (which is referred to as the "separation time"). The Rights will become exercisable only if a person, together with his or its affiliates, associates and others acting jointly, acquires or announces its intention to acquire beneficial ownership of Sultan common shares which when aggregated with his or its current holdings total 20% or more of the outstanding Sultan common shares (determined in the manner set out in the Rights Plan). The Rights will permit shareholders other than the acquiring person to purchase common shares of the Company at a 50% discount to their market price (as defined in the Rights Plan Agreement).

The Rights will not, however, be triggered by a "Permitted Bid", which is defined as a bid which is outstanding for a minimum of 60 days made to all of the shareholders of the Company for all of their common shares and, subject to other specified conditions, is accepted by a majority of independent shareholders (as detailed in the Rights Plan).

The Company has no knowledge of any pending or threatened takeover bids for the Company, and has no reason to believe that any takeover offer for the Company's shares is imminent.

Other Information

Controls and Procedures

In contrast to the certificate required under National Instrument 52-109 Certificate of Disclosure in Issuers' Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Approval

The Board of Directors of Sultan Minerals Inc. has approved the disclosure contained in this Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This Annual MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration and development activities.

Form 52-109FV1
Certification of annual filings - venture issuer basic certificate

I, **Arthur G. Troup, President and Chief Executive Officer of Sultan Minerals Inc.**, certify the following:

1. ***Review:*** I have reviewed annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference (together, the "annual filings") of **Sultan Minerals Inc.** (the "issuer") for the financial year ended **December 31, 2008**.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: **April 16, 2009**

"Arthur G. Troup"
President and Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV1
Certification of annual filings - venture issuer basic certificate

I, **Shannon M. Ross, Chief Financial Officer of Sultan Minerals Inc.**, certify the following:

1. *Review:* I have reviewed annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the "annual filings") of **Sultan Minerals Inc.** (the "issuer") for the financial year ended **December 31, 2008.**

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: **April 16, 2009**

"Shannon M. Ross"

Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

April 30, 2009

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS INCREASES ITS TUNGSTEN MINERAL INTEREST

April 30, 2009, Vancouver, BC - Sultan Minerals Inc. (SUL – TSX Venture) ("Sultan" or the "Company") is pleased to announce that it has entered into an agreement (the "Agreement") with Mr. Locke Goldsmith (the "Vendor") of Vancouver, British Columbia to acquire 100% of the rights and interest in and to the Victory Tungsten Property (the "Property") consisting of six reverted crown grants, Tenure Numbers 233693 through to and including 233697 and 233677 located approximately six kilometres south of Salmo, British Columbia, Canada near the former Jersey Lead-Zinc Mine (see map). The Agreement is subject to regulatory approval.

Under the terms of the Agreement, Sultan has agreed to make a one-time cash payment of $12,000 and issue 200,000 common shares to the Vendor for the purchase of the Property. Upon fulfilling the cash payment and share issuance, Sultan shall acquire 100% right, title and interest in and to the Property subject only to a 2.0% Net Smelter Return ("NSR") royalty, payable to the Vendor. Sultan shall, at its discretion, have the exclusive right to reduce the NSR to 0.5% by making a one-time payment of $150,000.00 to the Vendor at any time up to and including the commencement of commercial production. If at any time the Vendor wishes to sell or assign its NSR royalty, the Vendor has agreed to give Sultan a 60-day right of first purchase to acquire such interest provided that the Vendor shall not thereafter offer its NSR royalty to a third party on terms less favourable to the Vendor than those offered to Sultan.

No common shares will be issued as bonuses, finder's fees or commissions in connection with this transaction. The common shares issued pursuant to the Agreement are subject to a hold period of four (4) months, plus one (1) day from the date of issuance.

The Victory Tungsten Property was staked in 1932 as a molybdenum prospect. Exploration work entailing trenching and sampling followed and in 1942 tungsten was discovered on the Property but was not explored. In 1952 Victory Tungsten Ltd. optioned the Property. Diamond drilling was undertaken on the main tungsten showing and by October of 1953 more than 5,000 metres of drilling was completed in more than 65 holes. This pre-NI 43-101 work reported a drill inferred resource of 82,000 tons in two deposits grading 0.54 per cent WO_3 (MINFILE REPORT: 082FSW059). Due to low tungsten prices at the time these historic grades were considered sub-economic. The Property was prospected intermittently until 1984 but tungsten prices did not improve and exploration ceased.

Readers are cautioned that the tungsten assays quoted in this release are historical in nature and were compiled before the implementation of NI 43-101 Standards for Disclosure of Mineral Projects. Sultan plans to confirm the reported resource with a trenching and diamond drilling program and explore for extensions to the mineralization with geophysical mapping.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing the ongoing exploration programs. Mr. Perry Grunenberg, P.Geo., of PBG Geoscience of Kamloops, B.C., is Sultan's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects".

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup,
President and CEO

For further information, please contact:
Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

This release was prepared by Sultan management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defines in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.sultanminerals.com.



SALMO
SULTAN MINERALS INC.
JERSEY-EMERALD PROPERTY
Tungsten Resource Areas
ASPEN TUNGSTEN SHOWING
British Columbia
PROPERTY BORDER
HB MINE
7.3 Million Tons @ 4.2% Zn + 0.8% Pb
Gravel Mining Road
VICTORY TUNGSTEN DEPOSIT
82,000Tons @ 0.54%WO3
INVINCIBLE MINE
DODGER 4400 MINE
0.57%WO3 /2.6m
EAST DODGER MINE
0.65%WO3 /4.3m
EMERALD MINE
JERSEY MINE
08POS-08/09
0.90%WO3
New Discovery
08POS-11
1.05%Zn
0.14%WO3
08POS-04/05
08POS-12
SALMO RIVER
LEGEND
Significant Zinc, Tungsten and Molybdenum Assays
Tungsten Showings
Victory Tungsten Deposit
82,000Tons @ 0.54%WO3
HB Mine
7.3 Million Tons @ 4.2% Zn + 0.8% Pb
Emerald Mine Tungsten Deposits
1.6 Million Tons @ 0.76% WO3
Jersey Zinc Mine
8.0 Million Tons @ 3.8% Zn +2.0% Pb
Tungsten Resource
0.15% WO3 Cut Off
2.7 Million Tons @ 0.36% WO3 Measured & Indicated
2.3 Million Tons @ 0.34% WO3 Inferred
kilometers
April 2009

Computershare

510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: 20/04/2009

To: All Canadian Securities Regulatory Authorities

Subject: SULTAN MINERALS INC

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type : Annual General Meeting
Record Date for Notice of Meeting : 11/05/2009
Record Date for Voting (if applicable) : 11/05/2009
Meeting Date : 15/06/2009
Meeting Location (if available) : Vancouver

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	86556L100	CA86556L1004

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for SULTAN MINERALS INC